Exhibit 2.2

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 (the “Amendment”) to the Agreement and Plan of Merger is made effective as of October 22, 2013 by and between CenterState Banks, Inc. (“CenterState”) and Gulfstream Bancshares, Inc. (“Gulfstream”).

BACKGROUND

WHEREAS, the parties entered into an Agreement and Plan of Merger as of July 29, 2013 and amended as of September 30, 2013 (collectively, the “Agreement”), and desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the covenants, representations and warranties set forth herein, and for the good and valuable consideration, CenterState and Gulfstream, intending to be legally bound, agree as follows:

1. Defined Terms. All terms used in this Amendment which are defined in the Agreement shall have the meanings specified in the Agreement.

2. Amendment of Section 5.2(q). Section 5.2(q) of the Agreement is amended by deleting such section in its entirety and inserting the following in lieu thereof:

Lending. (i) Make any material changes in its policies concerning loan underwriting or which classes of Persons may approve loans or fail to comply with such policies as Previously Disclosed; or (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice, provided that from and after October 15, 2013, any individual loan or extension of credit in excess of $1,500,000 shall require the prior written approval of the President or Chief Credit Officer or Credit Administrator of CenterState Bank of Florida, N.A., which approval or rejection shall be given in writing within two (2) Business Days after the loan package is delivered to such individual. Notwithstanding the foregoing, the right of CenterState Bank of Florida, N.A. to approve any loans or extensions of credit in excess of $1,500,000 from and after October 15, 2013 shall terminate when the aggregate amount of such loans reviewed by CenterState Bank of Florida, N.A. after October 15, 2013 exceeds $11,100,000.

3. Amendment of Section 6.2(c). Section 6.2(c) of the Agreement is amended by deleting such section in its entirety.

4. Amendment of Section 6.2(d). Section 6.2(d) of the Agreement is amended by deleting such section in its entirety and inserting the following in lieu thereof:

(d) Board packages and notices shall be submitted by each Party, together with those of its subsidiary bank, to the Chief Executive Officer of the other Party simultaneously with their submission to board members, and information relating to the following matters may be excluded therefrom: (A) discussion relating to the transactions contemplated by this Agreement or an Acquisition Proposal, (B) discussion of matters that would result in a waiver of the attorney-client privilege, or (C) discussion that such Board of Directors reasonably believes would conflict with its fiduciary or regulatory requirements under applicable law (together, “Board Confidential Matters”).

5. Effect of Amendment. Except as expressly modified by this Amendment, the terms, covenants and conditions of the Agreement shall remain in full force and effect.

The undersigned have signed this Amendment effective as of the date set forth above.

CENTERSTATE BANKS, INC.		GULFSTREAM BANCSHARES, INC.

By:	/s/ Ernest S. Pinner	By:	/s/ John E. Tranter
	Ernest S. Pinner		John E. Tranter
	Chairman, President and Chief Executive Officer		Vice Chairman and Chief Executive Officer